EXHIBIT 12.1

Integral Systems, Inc.

Calculation of Ratio of Earnings to Fixed Charges

	Nine Months Ended June 30, 2008		Year Ended September 30,
			2007		2006		2005		2004		2003
			(dollars in thousands)
Consolidated earnings:
Net income	$15,702		$12,826		$12,339		$6,301		$6,761		$5,019
Add: Provision for income taxes	5,784		6,302		7,082		4,087		3,844		2,864
Interest expense	5		44		11		7		7		9

Total earnings available for fixed charges	$21,491		$19,172		$19,432		$10,395		$10,612		$7,892

Fixed Charges
Interest expense	$5		$44		$11		$7		$7		$9

Total Fixed Charges	$5		$44		$11		$7		$7		$9

Ratio of Earnings to fixed charges	4,298	×	436	×	1,767	×	1,485	×	1,516	×	877	×